UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ASTEC INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Tennessee	001-11595	62-0873631
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1725 Shepherd Road, Chattanooga, Tennessee 37421
(Address of principal executive offices)

(423) 899-5898
 (Registrant's telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.
Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Astec Industries, Inc.  ("Astec") has determined that conflict minerals are necessary to the functionality or production of a product manufactured by Astec, therefore the Company is filing this specialized disclosure report.
Item 1.02 Exhibit
Following our application of appropriate due diligence, Astec has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.02 – Astec's Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized.

Astec Industries, Inc.
/s/ David C. Silvious	Date: June 02, 2014
David C. Silvious
Chief Financial Officer, Vice President, and Treasurer

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